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Exhibit 11.1

ML MACADAMIA ORCHARDS, L.P.

Computation of Net Income per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three months ended June 30,		Six months ended June 30,
	2001	2000	2001	2000
Net income	$702	$62	$286	$127
Class A Unitholders
(ownership percentage)	× 99%	× 99%	× 99%	× 99%

Net income allocable
to Class A Unitholders	$695	$61	$283	$126

Class A Units outstanding	7,500	7,500	7,500	7,500

Net income per Class A Unit	$0.09	$0.01	$0.04	$0.02

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ML MACADAMIA ORCHARDS, L.P. Computation of Net Income per Class A Unit (unaudited) (in thousands, except per unit data)